Exhibit II-2
(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, may be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquiror may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
June 29, 2010
To Our Shareholders:
Canon Machinery Inc.
85 Aza Nawatezaki, Minami Yamada-cho
Kusatsu-shi, Shiga
Isao Takasaki
President
Public Notice of Fixation of the Record Date
for Convocation of the Extraordinary General Meeting of Shareholders
This is to announce that the Company has fixed Wednesday, July 14, 2010 as the record date for determining the shareholders who are entitled to vote at the extraordinary general meeting of shareholders to be held on Tuesday, August 17, 2010, and to declare that the shareholders registered on the last shareholders’ register of that date are the shareholders who are entitled to vote.
Shareholders’ register administrator service handling office:
Stock Transfer Agency Department
The Sumitomo Trust & Banking Co., Ltd.
5-33, Kitahama 4-chome, Chuo-ku, Osaka

II-2-1